UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 27, 2023

SELINA HOSPITALITY PLC

6th Floor, 2 London Wall Place

Barbican, London EC2Y 5AU

England

Tel: +44-1612369500

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 27, 2023, Selina Hospitality PLC (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1. Additionally, On February 27, 2023, the Company issued a letter to certain of its shareholders (the “Shareholder Letter”) in connection with its General Meeting of Shareholders to be held on March 8, 2023. The text of the Shareholder Letter is set forth below.

Dear shareholders -

By now you should have received a circular and notice of our General Meeting of shareholders to be held on March 8, 2023, at 10:00am New York time (“Notice of Meeting”). If not, the following is a link to the Notice of Meeting, which includes an introductory letter from our independent chairman of the board of directors, Eric Foss.

https://investors.selina.com/static-files/576ac1aa-fd97-47d4-84c4-de32f20bdc23

The purpose of the meeting is to consider two resolutions, an ordinary resolution authorizing the directors to allot/issue up to 60,900,000 ordinary shares and a special resolution that authorizes the directors to disapply statutory preemption rights in respect of the allotment of ordinary shares under the first resolution. In essence, this allows the company to issue new shares or other equity securities without having to first offer them to existing shareholders. This is a customary resolution for public limited companies incorporated under the laws of England and Wales, as Selina is. Further details about why these resolutions are important for us can be found below and in the introductory letter in the Notice of Meeting.

Selina’s directors unanimously recommend that both of these resolutions be approved.

How to attend the meeting

You will be able to participate in the General Meeting during the live webcast of the meeting by visiting www.meetnow.global/MTCS4L7 and entering your 16-digit control number found on the voting form that was mailed to you by post on or about February 8, 2023. You will be able to vote even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the additional attendance instructions set out in the Notice of Meeting.

How to vote

Shareholders of record as of February 3, 2023 are eligible to vote. Voting is easy and you may vote electronically now by proxy and, if you choose, change your vote. In order to vote or change your vote, please visit the voting website at www.envisionreports.com/SLNA and click on the “Vote Now” button in the section entitled “Cast Your Vote.” You will need your identifying control number from the proxy card, notice document or email you received. If you have not received your control number, please let us know by email to companysecretary@selina.com as soon as possible.

Rationale

In January we released an updated investor presentation (available at https://www.sec.gov/Archives/edgar data1909417/000119312523016974/d353393d6k.htm) in which we describe how we intend to execute on certain strategic initiatives aimed at optimizing cash flow, achieving better unit-level economics, and driving sustainable and profitable growth. However, in order to complete certain of these initiatives, Selina will need the flexibility to issue shares to certain investors and partners. The investor presentation describes several options Selina currently is considering in this regard, including:

•	restructuring certain group liabilities into equity;

•	modifying the terms of Selina’s outstanding convertible notes;

•	utilizing equity lines of credit to opportunistically draw capital; and

•	the accelerated extinguishment of certain warrants.

Also, it is important to note that pursuant to the terms of the indenture for the $147.5 million aggregate principal amount of unsecured convertible notes due 2026 dated October 27, 2022, the company has certain obligations to complete a $60 million qualifying equity issuance by either October 27, 2024 or October 27, 2025, or else the interest rate payable under the notes will increase.

We appreciate your support and look forward to you attending the meeting. Should you have any questions in the meantime, please let us know by emailing companysecretary@selina.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: February 27, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release of Selina Hospitality PLC issued February 27, 2023